EXHIBIT 99.1

120 Columbia Street
Vancouver, British Columbia
V6A 3Z8

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 15, 2011

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the holders of common shares ("Common Shares") of Valcent Products Inc. (the "Corporation") will be held on Thursday,  December 15, 2011, at 10:00 a.m. (Vancouver time) at the offices of the Corporation, located at 120 Columbia Street, Vancouver, British Columbia, for the following purposes:

1.	To receive the audited financial statements of the Corporation for the financial years ended March 31, 2011, 2010, 2009 and 2008, together with the auditors’ report thereon;

2.	To fix the number of directors to be elected at the Meeting at four (4);

3.	To elect the directors of the Corporation until the next annual meeting;

4.	To appoint BDO Canada LLP as auditors for the Corporation until the next annual meeting and to authorize the board of directors of the Corporation to fix their remuneration;

5.
To consider and if thought fit, to pass with or without variation, a special resolution set out in the attached management information circular of the Corporation dated November [16], 2011 (the "Information Circular") accompanying this Notice, to change the name of the Corporation to "Alterrus Systems Inc." or such other name as the directors may determine;

6.
To consider and, if thought fit, approve the special resolution ("Continuance Resolution") in the form included in the Information Circular accompanying this Notice, approving the continuation of the Corporation from the Province of Alberta into the Province of British Columbia (the "Continuance"); and

7.	To transact such other business as may properly come before the Meeting.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, which accompanies this Notice.

Only holders of record of Common Shares at the close of business on November 10, 2011 (the "Record Date") are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers its Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that it owns such shares, requests, at any time before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

1

If you are a registered holder of Common Shares and are unable to be present at the Meeting please complete, date and sign the enclosed form of proxy and return it to the Corporation's registrar and transfer agent, Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214, in the enclosed envelope provided for that purpose.  In order to be valid, proxies must be deposited at the office of Transfer Online, Inc. not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia, preceding the Meeting or an adjournment of the Meeting.

Pursuant to Section 191 of the Business Corporations Act (Alberta), registered holders of Common Shares are entitled to exercise rights of dissent in respect of the proposed Continuance and, if the Continuance becomes effective, to be paid the fair value of such holder's Common Shares.  Holders of Common Shares wishing to dissent with respect to the Continuance must send a written objection to the Corporation, at 120 Columbia Street, Vancouver, British Columbia, V6A 3Z8, at or prior to the time of the Meeting or any adjournment thereof in order to be effective.  Failure to strictly comply with the requirements set forth in Section 191 of the ABCA may result in the loss of any right of dissent.  Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Common Shares are entitled to dissent.  Accordingly, a beneficial owner of Common Shares desiring to exercise this right must make arrangements for the Common Shares beneficially owned by such individual to be registered in his name prior to the time the written objection to the Continuance Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.

DATED at Vancouver, British Columbia this 16th day of November, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF VALCENT PRODUCTS INC.
"Stephen K. Fane"
Stephen K. Fane Chief Executive Officer

2

VALCENT PRODUCTS INC.
120 Columbia Street
Vancouver, British Columbia
V6A 3Z8

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Valcent Products Inc. (the "Corporation") for use at the annual and special meeting of the holders ("Shareholders") of the common shares of the Corporation ("Common Shares") to be held on Thursday, December 15, 2011 at 10:00 a.m. (Vancouver time) at the offices of the Corporation, located at 120 Columbia Street, Vancouver, British Columbia (the "Meeting") and at any adjournment thereof for the purposes set out in the Notice of Meeting accompanying this Information Circular.  Unless otherwise noted, information in this Information Circular is given as at November 16, 2011.

SOLICITATION OF PROXIES

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or e-mail by directors, officers, employees or agents of the Corporation.  Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Common Shares.  The cost of any such solicitation will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted by the persons named in the proxy and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented thereby will be voted or withheld from voting in accordance with such specifications.  In the absence of any such specifications by the Shareholder, such Common Shares will be voted FOR all the matters set out herein.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons appointed as proxyholders thereunder, with respect to any amendments to or variations of matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the meeting.  As of the date of this Information Circular, the management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting other than matters referred to in the accompanying Notice of Meeting.  In the event that other matters come before the Meeting, the management designees intend to vote in accordance with the discretion of the management of the Corporation.

Proxies, to be valid, must be deposited at the office of the Corporation's registrar and transfer agent, Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia, preceding the Meeting or an adjournment of the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are officers of the Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Stephen K. Fane and John N. Hamilton, the management designees, to attend and represent the Shareholder and act on the Shareholder's behalf at the Meeting.  Such right may be exercised by inserting in the blank space provided in the accompanying form of proxy the name of the person to be designated or by completing another proper form of proxy and, in either case, depositing the form of proxy with the registrar and transfer agent of the Corporation, Transfer Online, Inc.  A proxy will not be valid unless the completed, dated and signed form of proxy is delivered to Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia, preceding the Meeting or an adjournment of the Meeting.

A Shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy, prior to the revocation.  A Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation:

1.
at the offices of the registrar and transfer agent of the Corporation, Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214, at any time, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia, preceding the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

2.
at the registered office of the Corporation, Suite 1600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or

3.	with the chairman of the Meeting on the day of the Meeting or an adjournment of the Meeting.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation, Transfer Online, Inc., within the time period set out under the heading "Voting of Proxies", or by the Shareholder personally attending the Meeting and voting its Common Shares, or in any other manner permitted by law.

ADVICE TO BENEFICIAL HOLDERS
OF COMMON SHARES ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of Shareholders do not hold Common Shares in their own name.  Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Corporation.  Such Common Shares will likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities Limited, which acts as depositary for many Canadian brokerage firms).  Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically prepares a Voting Information Form ("VIF") and mails the VIF to the Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting.  A Beneficial Shareholder receiving a VIF from Broadridge cannot use that VIF to vote Common Shares directly at the Meeting.  The VIF must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of its broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the VIF provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Beneficial Shareholders should follow the instructions on the forms that they receive and contact their intermediaries promptly if they need assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the Corporation's last financial year or any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without par value.  As at the Record Date (as defined herein), 92,836,003 Common Shares were issued and outstanding.  The Common Shares are entitled to be voted at the Meeting on the basis of one vote for each Common Share held.  The Corporation does not have any other class of voting securities.

The holders of Common Shares of record at the close of business on the record date, set by the directors of the Corporation to be November 10, 2011 (the "Record Date"), are entitled to vote such Common Shares at the Meeting, except to the extent that: (i) such person transfers ownership of any of its Common Shares after the Record Date; (ii) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes its ownership to the Common Shares; and (iii) the transferee makes a demand to the registrar and transfer agent of the Corporation, Transfer Online, Inc., not later than 10 days before the Meeting, that its name be included on the list of Shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote its Common Shares at the Meeting.

The by-laws of the Corporation provide that at least two (2) Shareholders present in person or by proxy, representing in the aggregate not less than ten (10%) of the outstanding Common Shares entitled to vote at the Meeting constitute a quorum for the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than as set forth below:

Name and Address	Number of Common Shares	Percentage of Common Shares
Larry Thompson(1) Stony Plain, AB	11,303,562	12.18%
Note:
(1)	All Common Shares are held directly.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the "Board"), the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to: (i) the receipt of the audited financial statements of the Corporation for the years ended March 31, 2011, 2010, 2009 and 2008; (ii) fixing the number of directors to be elected at the Meeting at four (4) and the election of directors until the next annual meeting of Shareholders; (iii) the appointment of auditors for the Corporation; (iv) the approval of the change of name of the Corporation; and (v) the approval of the continuation of the Corporation from the Province of Alberta into the Province of British Columbia.

I.           Receipt of Financial Statements

The directors will place before the Meeting the financial statements of the Corporation for the years ended March 31, 2011, 2010, 2009 and 2008, together with the auditors' report thereon.

II.           Election of Directors

The Board currently consists of five (5) directors, all of whom are elected annually.  The term of office for each of the present directors of the Corporation expires at the Meeting.  It is proposed that the number of directors to be elected at the Meeting, for the ensuing year, be fixed at four (4).  At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting, at four (4).  Unless otherwise directed, it is the intention of the management designees, if named as proxy, to vote FOR of the resolution setting the number of directors to be elected at the Meeting at four (4).

It is proposed that the persons named below be nominated for election as directors at the Meeting.  Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (Alberta) (the "ABCA") or the Corporation's by-laws.  Unless otherwise directed, it is the intention of the management designees, if named as proxy, to vote FOR the election of the persons listed in the table below to the Board.  Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting in the election of directors.

The following information relating to the nominees as directors is based on information received by the Corporation from said nominees:

Name, Residence and Position	Present and Principal Occupation	Director Since	Number of Common Shares Owned Directly or Indirectly
Stephen K. Fane(1) Vancouver, British Columbia Chief Executive Officer and Director	Mr. Fane has been the Chief Executive Officer of the Corporation since December 2010. Mr. Fane became a hydroponic greenhouse entrepreneur 25 years ago. From November 2009 until November 2010 Mr. Fane acted as a financial and operating consultant mainly within the greenhouse sector. Prior to this Mr. Fane was President & CEO of Hot House Growers Income Fund	December 16, 2010	3,5000,000
Christopher NG Surrey, British Columbia Chief Operating Officer and Director	Mr. Ng has been the Chief Operating Officer since January 2011. Prior to joining the Corporation Mr. Ng was the Chief Supply Chain Officer for LuLulemon Athelitica.	December 16, 2010	4,166,667
Ray Torresan(1) Vancouver, British Columbia Director
Mr. Torresan has been in the venture capital and public relation business for 25 years. He is currently Mr. Torresan is currently a financial advisor with Institute B Development Corp and prior to that was President of Torresan TCI Communications.

		November 19, 2010	Nil
Naveen Aggarwal(1) Toronto, Ontario Director	Mr. Aggarwal has been a technology consultant and Senior Vice- President, Sales and Marketing of Active Intelligence Corp. since 2007. Mr. Aggarwal has also been President of Interactive Technology Fund since 2006.	December 14, 2006	382,944

Note:

(1)	Member of the Audit Committee. Mr. Stephen K. Fane is the chair of this committee.

The directors and  officers of the Corporation, as a group, control 8,049,611 Common Shares representing approximately 8.67% of the outstanding Common Shares, before giving effect to the exercise of any outstanding stock options or other rights.

III.           Appointment of Auditors

BDO Canada LLP, Chartered Accountants ("BDO"), will be nominated at the Meeting for reappointment as auditors of the Corporation until the next annual general meeting of the Shareholders or until their successors are duly elected or appointed, at remuneration to be fixed by the Board.  BDO have been the auditors of the Corporation since 2010.

It is the intention of the management designees, if named as proxy, to vote FOR the appointment of BDO as auditors of the Corporation, at a remuneration to be fixed by the Board, unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting on the appointment of auditors.

IV.           Change of Name

At the Meeting, or any adjournment thereof, Shareholders will be asked to consider, and if thought fit, to pass with or without variation, a special resolution (the "Name Change Resolution"), to change the name of the Corporation (the "Name Change") to " Alterrus Systems Inc." or such other name as the directors may determine, such resolution to be substantially in the form set forth below:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)
the Corporation be authorized to undertake and complete the change of name and any one director or officer of the Corporation be authorized to negotiate and settle the form of documents required in respect thereof, including any supplements or amendments thereto and including, without limitation, the documents referred to below;

(b)
the name of the Corporation be changed from "Valcent Products Inc." to " Alterrus Systems Inc.", or such other name as the directors may, in their sole discretion, determine, and that the Articles of the Corporation be amended to change the name of the Corporation to Alterrus Systems Inc., or such other name as the directors may, in their sole discretion, determine;

(c)
notwithstanding the approval by the shareholders of the Corporation of this special resolution, the board of directors of the Corporation are hereby authorized, by resolution at any time in its absolute discretion, to determine whether or not to proceed with the transactions contemplated by the Name Change without further approval, ratification or confirmation by the shareholders of the Corporation; and

(d)
any one director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions."

For the Name Change to be completed, the Name Change Resolution must be passed by two-thirds of the votes cast with respect to the Name Change Resolution by the Shareholders present in person or by proxy at the Meeting.  Unless otherwise directed, the management designees, if named as proxy, intend to vote FOR the Name Change Resolution.

The Board has reviewed the terms of the Name Change and concluded that it is in the best interests of the Corporation to proceed with the Name Change.  The Board unanimously recommends that the Shareholders vote FOR the Name Change Resolution.

Irrespective of whether the Name Change Resolution is passed by the Shareholders, the Board may elect not to proceed with the Name Change and other transactions contemplated in the Name Change Resolution.

V.           Continuance

At the Meeting, or any adjournment thereof, Shareholders will be asked to consider, and if thought fit, to pass with or without variation, a special resolution (the "Continuance Resolution"), to continue the Corporation from the Province of Alberta to the Province of British Columbia (the "Continuance") for the reasons described below.

The following is a summary comparison of the provisions of the Business Corporations Act (British Columbia) (the "BCBCA") and the ABCA, which pertain to the rights of Shareholders.  This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the Continuance.

Sale of the Corporation's Undertaking

The ABCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of a corporation.  Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of a corporation whether or not it otherwise carries the right to vote.  Holders of shares of a class or series can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Under the BCBCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only if it is in the ordinary course of the corporation's business or with shareholder approval authorized by special resolution.  Under the BCBCA, a special resolution will need to be approved by a "special majority", which means the majority specified in a company's articles of at least two-thirds and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company.

Amendments to the Charter Documents of a Corporation

Under the ABCA substantive changes to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where the certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of all of the shares of a corporation, whether or not they carry the right to vote, and a special resolution of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote.  A resolution to amalgamate an ABCA corporation requires a special resolution passed by the holders of each class of shares or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Changes to the articles of a corporation under the BCBCA will be affected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors.  In the absence of anything in the articles, most corporate alterations will require a special resolution.  Alteration of the special rights and restrictions attached to issued shares requires, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected.  A proposed amalgamation or continuation of a corporation out of the jurisdiction required a special resolution as described above.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a company, may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares.  The dissent right is applicable where the company proposes to:

(i)	continue out of the jurisdiction;

(ii)	sell the whole or substantially the whole of the company's undertaking or business;

(iii)	enter into a statutory amalgamation other than with an affiliated corporation;

(iv)	amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on.

The ABCA contains a similar dissent remedy.  The ABCA does not provide for a right to dissent if a corporation provides financial assistance to a person for the purchase of shares in the corporation.  The procedure for exercising this remedy is different than that contained in the BCBCA.

Oppression Remedies

Under the ABCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of a corporation or its affiliates effects a result, the business or affairs of a corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Under the BCBCA, a shareholder, including a beneficial shareholder or a director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.  An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, including a beneficial shareholder or a director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.  An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the ABCA and this right extends to officers, former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action.  In addition, the ABCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The ABCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition.  If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months.

Form of Proxy and Information Circular

The BCBCA requires a reporting company to provide with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at and conduct of the meeting.

The ABCA contains provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

Place of Meetings

The ABCA provides that meetings of shareholders may be held outside Alberta where the Articles so provide.  The BCBCA requires all meetings of shareholders to be held in British Columbia unless a location outside the province is provided for in the articles, approved by an ordinary resolution before the meeting or approved in writing by the Registrar.

Directors

The ABCA requires that at least one-quarter of the directors be resident Canadians and requires that for distributing corporations at least two of the directors not be officers or employees of the corporation or its affiliates.

The BCBCA provides that a public company must have at least three (3) directors and also does not have any residency requirements.

Reasons for the Continuance

The Corporation is continuing from Alberta into British Columbia to reduce overhead costs.

Recommendation of the Board of Directors

After considering, among other things the reasons set forth above (under the heading "Reasons for the Continuance", the Board has unanimously determined that the Continuance is in the best interests of Shareholders and unanimously recommends that the Shareholders vote in favour of the resolution to approve the Continuance.

At the Meeting, the Shareholders will be asked to approve the following resolution:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)
the continuance of the Corporation from Alberta into British Columbia (the "Continuance") be and the same is hereby authorized and approved subject to the right of the board of directors of the Corporation to abandon the application without further approval of the shareholders;

(b)
the board of directors of the Corporation be and are hereby authorized and directed to make application pursuant to section 302 of the Business Corporations Act (British Columbia) to the Registrar of Corporations to continue the Corporation as if it had been incorporated under the Business Corporations Act (British Columbia);

(c)
subject to such Continuance and the issue of a Certificate of Discontinuance from the Province of Alberta, the Corporation adopt a form of by-laws in compliance with the Business Corporations Act (British Columbia) in substitution for the Corporation's current articles and by-laws;

(d)
notwithstanding the approval by the shareholders of the Corporation of this special resolution, the board of directors of the Corporation are hereby authorized, by resolution at any time in its absolute discretion, to determine whether or not to proceed with the transactions contemplated by the Continuance without further approval, ratification or confirmation by the shareholders of the Corporation; and

(e)
any one director or officer of the Corporation be and is hereby authorized and instructed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents and instruments, as in their opinion may be reasonably necessary or desirable for the implementation of these resolutions."

For the Continuance to be authorized, the Continuance Resolution must be approved by not less than by two-thirds of the votes cast with respect to the Continuance Resolution by the Shareholders present in person or by proxy at the Meeting.  Unless otherwise directed, the management designees, if named as proxy, intend to vote FOR the Continuance Resolution.

Rights of Dissenting Shareholders

The following description is not a comprehensive statement of the procedures to be followed by Shareholders who seek payment of the fair value of their Common Shares and is qualified in its entirety by reference to the full text of Section 191 of the ABCA, which is attached to this Information Circular as Schedule "A".  A Shareholder who intends to exercise the right of dissent (the "Dissenting Shareholder") and appraisal should carefully consider and comply with the provisions of that section.  Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in a loss of all rights thereunder.

Section 191 of the ABCA provides that any holder of Common Shares may dissent if the Corporation resolves to continue into the laws of another jurisdiction.  In order to invoke the provisions of Section 191 of the ABCA a registered Shareholder must send to the Corporation at or before the Meeting a written objection (a "notice of dissent") to the Continuance Resolution.  In addition to any other right a Dissenting Shareholder may have, such a Shareholder who complies with the dissent procedure of Section 191 of the ABCA is entitled to be paid the "fair value" of the Common Shares held by such holder, determined as at the close of business on the last business day before the day on which the Continuation Resolution was adopted.

A Dissenting Shareholder may claim under Section 191 of the ABCA only with respect to all the Common Shares of a class held by such holder on behalf of any one beneficial owner and registered in the holder's name. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary that wish to dissent should be aware that only the registered owner of Common Shares is entitled to dissent.

The sending of a notice of dissent does not deprive a Shareholder of the right to vote against the Continuation Resolution, however, a vote against the Continuation Resolution does not constitute a notice of dissent.

After the adoption of the Continuation Resolution, the Dissenting Shareholders or the Corporation have the right to apply to the Court of Queen's Bench of Alberta (the "Court") by originating notice for determination of the fair value of the holder's Common Shares.  Following such application to the Court, the Corporation must, within ten (10) days of being served with a copy of the originating notice if the applicant is a Dissenting Shareholder, or within ten (10) days of the date the application is returnable, if the applicant is the Corporation, send to each Dissenting Shareholder a written offer to pay him an amount for the holder's Common Shares considered by the Board to be the fair value of his Common Shares.  Every offer made to a Dissenting Shareholder shall be made on the same terms and shall contain or be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with the Corporation for the purchase of such holder's Common Shares in an amount of the aforementioned offer, or otherwise, any time before the Court pronounces an order fixing the fair value of the Common Shares.

The above is only a summary of the provisions of Section 191 of the ABCA which are technical and complex.  Section 191 of the ABCA is set out in Schedule "A" hereto.  It is recommended that any Shareholder wishing to avail himself of his right of dissent seek his own legal advice as failure to comply strictly with the provisions of the statute may prejudice his right of dissent.

EXECUTIVE COMPENSATION

All amounts are stated in United States dollars unless otherwise noted.

The Form 51-102F6 Statement of Executive Compensation defines "Named Executive Officers" as the Chief Executive Officer, the Chief Financial Officer and each of the Corporation's three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer, whose total compensation in the financial year ended March 31, 2011 was more than $150,000.

During the financial year ended March 31, 2011, the Named Executive Officers were Stephen K. Fane, Chief Executive Officer, Christopher NG, Chief Operating Officer, John N. Hamilton, Chief Financial Officer and Secretary and Chris Bradford Managing Director of Valcent Product (EU) Ltd.

Compensation Discussion and Analysis

The Corporation's executive compensation program is comprised of the following components: base salary, incentive bonus plan and stock options. Together, these components support the Corporation's long-term growth strategy and the following objectives:

•	to align executive compensation with Shareholders' interests;

•	to attract and retain highly qualified management; and

•	to focus performance by linking incentive compensation to the achievement of business objectives and financial results.

Base salary is compensation for discharging job responsibilities and reflects the level of skills and capabilities demonstrated by the executive.  Annual salary adjustments take into account the market value of the role and the executive's demonstration of capability during the year.  Base salaries for all employees of the Corporation are established for each position through comparative salary surveys of similar type and size corporations.

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performance for executive officers and employees.  There were no bonuses paid to executive officers and employees during the fiscal year ended March 31, 2011.

The Corporation's stock option plan is designed to provide an incentive to the optionees to achieve the longer-term objectives of the Corporation.

Option-Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. The Corporation awards stock options to its executive officers based upon the recommendation of the Board. Previous grants of incentive stock options are taken into account when considering new grants.

Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Board.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Named Executive Officers during the financial periods ended March 31, 2011, 2010 and 2009:

Name and Principal Position	Year Ended Mar 31	Salary ($)	Share- Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Stephen K. Fane Chief Executive Officer	2011 2010 2009	$49,250 [N/A] [N/A]	$654,285 [N/A] [N/A]	$113,200 [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	$816,735 [N/A] [N/A]
Christopher Ng Chief Operating Officer	2011 2010 2009	49,250 [N/A] [N/A]	$654,285 [N/A] [N/A]	$113,200 [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	$816,735 [N/A] [N/A]
John N. Hamilton Chief Financial Officer	2011 2010 2009	$54,175 [N/A] [N/A]	[N/A] [N/A] [N/A]	$22,980 [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	$77,155 [N/A] [N/A]
Chris Bradford (1) Managing Director Valcent Products (EU) Ltd.(2)	2011 2010 2009	$88,256 $71,468 [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	$9,337 $10,025 [N/A]	$97,862 $81,493 [N/A]
Gerry Jardine(2) Chief Financial Officer and Secretary	2011 2010 2009	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	$6,895 $79,592 [N/A]	$6,895 $79,592 [N/A]

Bob Baker(3) Chief Financial Officer	2011 2010 2009	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]
Glen Kertz(4) Chief Executive Officer and President	2011 2010 2009	[N/A] [N/A] [N/A]	[N/A] [N/A] $180,000	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] $240,723 $270,847	[N/A] $240,723 $450,847
F. George Orr(5) Acting Chief Executive Officer, Chief Financial Officer and Secretary	2011 2010 2009	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] [N/A]	[N/A] [N/A] $32,292	[N/A] [N/A] $32,292

Notes:

(1)	Mr Bradford’s other compensation in 2011 and 2010 relates to a car allowance. Mr. Bradford ceased to be the Corporation’s Chief Executive Officer effective December 16, 2010.
(2)
Mr. Jardine’s other compensation was for consulting services charged through a Company that Mr. Jardine controlled. Mr.Jardine ceased to be the Corporation's Chief Financial Officer effective June 01, 2010.

(3)	Mr. Baker ceased to be the Corporation's Chief Financial Officer effective November 19, 2010.
(4)
Mr. Kertz other compensation in 2010 and 2009 relates to license fee payments that were made under a various Technology License Agreements between the Corporation and a company controlled by Mr. Kertz. Mr. Kertz ceased to be the Corporation's Chief Executive Officer and President effective April 07, 2009.

(5)	Mr. Orr’s other compensation relates to consulting services charged by Mr. Orr.

Incentive Plan Awards

Stock Option Plan

During 2006, the Corporation implemented a stock option plan (the "Plan"), which was approved by the Board on December 14, 2006.

In general, the Board may from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel of the Corporation and its subsidiaries or affiliates of the Corporation, stock options (the "Options") to purchase Common Shares.  The Plan reserves 20% of the issued and outstanding Common Shares which Options and bonuses may be granted under the U.S. incentive portion of the Plan to a maximum of 17% of the Corporation's issued and outstanding Common Shares to qualifying persons.  Any new Options granted under the Plan may be subject to such vesting provisions as determined by the Board.  A recipient shall be eligible to receive more than one grant of Options or bonus during the term of the Plan.  The price of an Option shall not be less than 100% of the fair market value per share on the date of the grant of the Option.

Any Option granted under the Plan to a person owning more than 10% of the total combined voting power of the Common Shares shall be at a price of no less than 110% of the fair market value per Common Share on the date of grant of the Option.  Any non-qualified Option granted under the Plan shall be at a price of no less than 80% of the fair market value per Common Share on the date of grant of the non-qualified stock option.

The exercise period of any Option shall not exceed ten (10) years from the date of grant of the Option, however, Options granted to a person owning more than 10% of the total combined voting power of the Common Shares shall be for no more than five (5) years.  The Board shall have the authority to accelerate or extend the exercisability of any outstanding Option at such time and under such circumstances as they, in their sole discretion, deem appropriate.  In any event, no exercise period may be so extended to increase the term of the Option beyond ten (10) years from the date of grant. Unless otherwise determined by the board, if a person ceases to be an employee, officer, director or consultant (other than by reason of death disability or retirement) the options will terminate three months following the date of departure. If the termination is a result of death, disability or retirement the termination date of the options will be, at any time one year after such event

A copy of the Plan will be available for review at the Meeting.  Shareholders can also obtain a copy of the Plan by visiting SEDAR at www.sedar.com or contacting the registered office of the Corporation during regular business hours.

Outstanding Share-Based and Option Awards

The following table sets forth the options granted to the Named Executive Officers to purchase or acquire securities of the Corporation outstanding at the end of the financial year ended March 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or Payout value of share-based awards that have not vested ($)
Stephen K. Fane	1,000,000	$0.15	February 18, 2016	N/A	N/A	N/A
Christopher Ng	1,000,000	$0.15	February 18, 2016	N/A	N/A	N/A
John N. Hamilton	300,000	$0.10	November 15, 2018	$30,000	N/A	N/A
Chris Bradford	N/A	N/A	N/A	N/A	N/A	N/A
Gerry Jardine	N/A	N/A	N/A	N/A	N/A	N/A
Bob Baker	N/A	N/A	N/A	N/A	N/A	N/A

Note:

(1)
Calculated based on the difference between the closing price of the Common Shares on March 31, 2011, the last day on which the Common Shares traded during the 2011 financial year of $0.15, and the respective exercise prices of the Options.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to Named Executive Officers during the financial year ended March 31, 2011.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Stephen K. Fane	$113,200	$654,285	N/A
Christopher Ng	$113,200	$654,285	N/A
John N. Hamilton	$22,980	N/A	N/A
Chris Bradford	N/A	N/A	N/A
Gerry Jardine	N/A	N/A	N/A
Bob Baker	N/A	N/A	N/A

Note:

(1)	Represents the aggregate dollar value that would have been realized if the Options under the option-based award had been exercised on the vesting date.

Termination and Change of Control of Benefits

The Named Executive Officers do not have employment agreements with the Corporation nor any type of arrangement that would result in payment to such officer in the event of their respective resignation, retirement or termination of employment.  In addition, the Named Executive Officers would not receive payment of any kind as a result of a change of control of the Corporation.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including those directors who are also Named Executive Officers, for the Corporation's during the financial year ended March 31, 2011.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)

Ray Torresan	Nil	Nil	Nil	Nil	Nil	$23,402	$23,402
Naveen Aggarwal	Nil	Nil	$84,300	Nil	Nil	Nil	$84,300

Outstanding Share-Based and Option Based Awards

The following table sets forth the options granted to the directors of the Corporation, not including those directors who are also Named Executive Officers, to purchase or acquire securities of the Corporation outstanding at the end of the financial year ended March 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or Payout value of share-based awards that have not vested ($)
Ray Torresan	N/A	N/A	N/A	N/A	N/A	N/A
Naveen Aggarwal	500,000	$0.25	June 1, 2018	N/A	N/A	N/A

Notes:

(1)
Calculated based on the difference between the closing price of the Common Shares on March 31, 2011, the last day on which the Common Shares traded during the 2011 financial year of $0.25, and the respective exercise prices of the Options.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors of the Corporation, not including those directors who are also Named Executive Officers, during the financial year ended March 31, 2011.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ray Torresan	N/A	N/A	N/A
Naveen Aggarwal	$84,300	N/A	N/A

Note:

(1)	Represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the information pertaining to the Corporation's Stock Option Plan as at March 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance, under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	8,697,195	$0.17	7,946,519
Equity compensation plans not approved by securityholders	[N/A]	[N/A]	[N/A]
Total	8,697,195		7,946,519

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No current or former executive officer, director or employee of the Corporation or of any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year has been, indebted:  (i) to the Corporation or any of its subsidiaries; or (ii) to another entity, where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL CONTRACTS

The management of the Corporation is not aware of any material interest, direct or indirect, of any informed person or proposed director of the Corporation or any associate or affiliate of any such persons in any transaction since the commencement of the financial year ended March 31, 2011 or in any proposed transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of this Information Circular, an "informed person" means (i) a director or officer of the Corporation, (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders.  The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation.  In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), which prescribes certain disclosure by the Corporation of its corporate governance practices.  This disclosure is presented below.

Board of Directors

The Board is comprised of four (4) directors, of who two (2) are independent for the purposes of NI 58-101 and two (2) are not independent.

The following directors are considered independent for the purposes of 58-101 in that they do not have a direct or indirect material relationship with the Corporation or one which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment:

•	Ray Torresan

•	Naveen Aggarwal

The following directors are not independent:

•	Stephen K. Fane

•	Christopher Ng

Stephen K. Fane and Christopher Ng are not considered independent under NI 58-101 as they are both executive officers of the Corporation.

Directorships

The following directors hold directorships in other reporting issuers (or the equivalent) in jurisdictions in Canada or a foreign jurisdiction.

Name	Name of Reporting Issuer	Name of Exchange or Market
Stephen K. Fane	Leading Brands Inc.	NASDAQ

Board Mandate

The mandate of the Board, in accordance with the ABCA, is to manage or supervise the management of the business and affairs of the Corporation.

Position Descriptions

The Board has not developed written position descriptions for the Chairman, the Chair of each committee or the Chief Executive Officer. While the Board has not developed a written position description for each such position, the Board delineates the roles and responsibilities for each such position through ongoing communications among board members that occur with respect to such roles.

Orientation and Continuing Education of Board Members

New Board members are provided with full access to the Corporation’s records, including all publicly filed documents, technical reports, internal financial information, management & technical experts and consultants and a summary of significant securities disclosure obligations.  Board members are also encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends & developments and changes in legislation as well as attend related industry seminars.  Board meetings are combined where necessary with presentations by the Corporation's management to give the Board additional insight into the Corporation's business. In addition, management of the Corporation makes itself available throughout the year for discussion with all Board members.

Measures to Encourage Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience. The Board does not have a nominating committee and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Corporation, this policy will be reviewed.

Determination of Compensation of Directors and Officers

Compensation is determined by the Board and is based on the compensation paid for directors and senior officers of companies of similar size and stage of development. The appropriate compensation reflects the need to provide incentive and compensation for time and effort expended by the directors and its management while taking into account the financial and other resources of the Corporation.

Other Board Committees

The Corporation has no other Board committees, other than an audit committee.

Assessments

The Board collectively conducts informal annual assessments of the Board’s effectiveness, its individual directors and its individual committees.

AUDIT COMMITTEE

Audit Committee

The Audit Committee is currently comprised of three (3) individuals, all of whom are financially literate and two (2) of whom are independent directors.  The current members of the committee are Stephen K. Fane, Naveen Aggarwal and Ray Torresan.  Mr. Faye is not independent under National Instrument 52-110 Audit Committees ("NI 52-110").  The full text of the Audit Committee Charter is attached as Schedule "B" hereto.

Relevant Education and Experience of Audit Committee Members

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

Stephen K. Fane – has served on various public company boards of directors. Mr. Fane has over 40 years experience in the field of public company administration, governance, audit procedures and reporting requirements.

Naveen Aggarwal – has over 25 years of experience in a variety of technologies (hardware, software, and consulting services) and vertical markets (telecom, government, finance, retail) in the areas of development, sales, and marketing in senior management roles.

Ray Torresan – is an experienced venture capitalist and past president of Torresan TCI Communications, a Vancouver public relations company.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in section 2.4 of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to the extent set forth in the Audit Committee Charter.  See attached Schedule "B" hereto.

External Auditor Service Fees (By Category)

The following table provides information about the fees billed to the Corporation, respectively, for professional services rendered by BDO Canada LLP, Chartered Accountants, during fiscal 2011 and 2010 and were paid or estimated to be payable for services in the year indicated:

BDO CANADA LLP	2011 ($)	2010 ($)
Audit Fees(1)	97,000	217,000
Audit Related Fees(2)	-	-
Tax Fees(3)	-	12,000
All Other Fees(4)	30,000	-
Total	127,000	226,000

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the audit of the Corporation's annual consolidated financial statements for the subject year.
(2)
Audit-related are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonable related to the performance of the audit or review of the Corporation’s financial statements.

(3)	Tax fees are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	All other fees are fees billed by the auditor for products and services not included in the foregoing categories.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the directors and executive officers of the Corporation and are not to any substantial degree performed by any other person.  The Corporation does not currently have in place any employment agreements or contracts between the Corporation, nor any affiliate thereof and its Named Executive Officers.

GENERAL

Other than the Name Change Resolution and Continuation Resolution, which both require the approval of not less than two-thirds of the votes cast by Shareholders who are present in person or by proxy at the Meeting, all matters referred to herein for approval by the Shareholders require a majority of the votes cast by Shareholders who are present in person or by proxy at the Meeting.  The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's audited financial statements and accompanying management's discussion and analysis ("MD&A") for the years ended March 31, 2011, 2010, 2009 and 2008.  The 2011, 2010, 2009 and 2008 audited annual financial statements and MD&A will be mailed to all Shareholders concurrently with this Information Circular.

Under NI 51-102 Continuous Disclosure Obligations, any person or company who wishes to receive annual and/or interim financial statements from the Corporation may deliver a written request for such material to the Corporation or the Corporation's agent, together with a signed statement that the person or company is the owner of securities of the Corporation.  Shareholders who wish to receive annual and/or interim financial statements are encouraged to send the enclosed mail card, together with the completed form of proxy, in the addressed envelope provided, to the Corporation's transfer agent, Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214.  The Corporation will maintain a supplemental mailing list of persons or companies wishing to receive annual and/or interim financial statements.

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com.

SCHEDULE "A"

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)
A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)
If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)
A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)
The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

SCHEDULE "B"

VALCENT PRODUCTS INC.
(the "Corporation")
Audit Committee Charter

The Audit Committee is a committee of the Board of Directors (the "Board") to which the Board delegates its responsibility for oversight of the financial reporting process.

The Audit Committee shall assist the Board in fulfilling its responsibilities by:

•	Reviewing the financial reporting process in place to ensure the integrity of Nettron.com, Inc. (the "Corporation") financial statements;
•	Evaluating the independent auditor’s qualifications, performance and independence;
•	Enhance the independence of the independent auditor;
•	Assessing the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	Reviewing the processes to monitor compliance with laws and regulations.
The Audit Committee will provide an open avenue of communication among the independent auditor, financial and senior management of the Corporation and the Board. The Audit Committee has the sole authority to approve any non-audit engagement by the Corporation’s independent auditors and to approve all audit engagement fees and terms.

Duties and Responsibilities of the Audit Committee

1.	Financial Reporting
a.
Review, with management and the independent auditor, the Corporation’s annual financial statements, independent auditor reports, and disclosures under "Management’s Discussion and Analysis" before they are reviewed by the Board. Review interim financial information before it is released to the public. Review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis.

b.
The Audit Committee Chair, as a representative of the Committee, shall consult directly with the independent auditor to obtain their comments with respect to interim reports including related "Management’s Discussion and Analysis" (as a result of their limited scope review of the interim reports).

c.
Conduct an investigation sufficient to provide reasonable grounds for believing that the financial statements and reports referred to in a. above are complete in all material respects and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles.

	d.	Review with senior management of the Corporation and the independent auditor, management’s handling of any proposed audit adjustments identified by the independent auditors.
e.
Meet with the independent auditor to review the results of the annual audit, their judgments about the quality and appropriateness of the Corporation’s accounting principles, and any audit problems or difficulties and management’s response.

	f.	Review and resolve any significant disagreement among the Corporation’s management and the independent auditors in the financial reporting process.
	g.	Review the integrity of the Corporation’s internal and external financial reporting process, in consultation with the independent auditors.
h.
Consider, evaluate and recommend to the Board such changes as are appropriate to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors or the Corporation’s senior management.

i.
Review with independent auditors and the Corporation senior management the extent to which changes and improvements in financial and accounting practices, as approved by the Audit Committee, have been implemented.

2.	Independent Auditor
	a.	Approve the independent auditors’ proposed audit scope, approach and fees.
	b.	At least annually, obtain and review a report by the independent auditor describing:
	c.	the firm’s internal quality-control procedures; and
d.
any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

e.
Confirm the independence of the independent auditor by discussing and reviewing all significant relationships that the independent auditors have with the Corporation and obtaining their assertion of independence in accordance with professional standards.

	f.	Review the performance of the independent auditor.
	g.	Engage the Corporation’s independent auditor and present recommendations on the appointment or discharge of the independent auditor to the Board for presentation to the shareholders.
h.
Approve in advance of the Corporation’s final commitment all consulting arrangements and any other non-audit service with the Corporation’s independent auditors other than services related to limited scope reviews of interim reports and Canadian and US tax services.

	i.	Approve all audit fees and terms.

	j.	When there is to be a change in the auditor, review all issues relating to the change including any reportable events.
	k.	Review any engagements for non-audit services to be provided by the independent auditor’s firm or affiliates, together with estimated fees and consider the independence of the auditor.
3.	Risk Assessment and Risk Management
	a.	Discuss with Corporation management guidelines and policies governing the risk assessment and risk management processes.
	b.	Review with Corporation management, the independent auditors, significant risks and exposures. Review management’s plans and processes to minimize such risks, including insurance coverage.
	c.	Evaluate whether Corporation management is adequately communicating the importance of internal control to all relevant personnel.
	d.	Periodically privately consult with the independent auditor about internal controls and the completeness and accuracy of the Corporation’s financial statements.
	e.	Review whether the internal control recommendations made by the internal auditors and the independent auditor are being implemented by Corporation management and, if not, why not.
4.	Compliance with Relevant Laws and Regulations
a.
Periodically obtain updates from the Corporation’s senior management regarding procedures and processes to ensure compliance with applicable laws and regulations (including but not limited to, securities, tax and environmental matters).

Organization of the Audit Committee

The Audit Committee shall be comprised of a minimum of three Directors including a Committee Chair, the majority of which, in the opinion of the Board, are unrelated directors. Each member of the Committee shall have a working knowledge of basic finance and accounting practices. The Chair of the Committee must have accounting or related financial management experience. The members of the Committee and its Chair shall be appointed by the Board. Appointments shall be made in accordance with procedures established by the Governance Committee of the Board of Directors from time to time.

The Corporation will adequately fund the budget of the Audit Committee. The budget will include, at a minimum, payments to the independent auditors for audit services and, if necessary, other professionals retained by the Audit Committee from time to time.

The Committee shall meet at five times annually (for review of Q1, Q2 and Q3 interim reports as well as pre and post audit), or more frequently as circumstances dictate. On an annual basis, the Committee shall report to the Board on the Committee’s performance against its charter and the goals established annually by the Committee for itself.

Procedure Governing Errors or Misstatements in Financial Statements

In the event a director or an officer of the Corporation has reason to believe, after discussion with management, that a material error or misstatement exists in financial statements of the Corporation, that director or officer shall forthwith notify the Audit Committee and the auditor of the error or misstatement of which the director or officer becomes aware in a financial statement that the auditor or a former auditor has reported on.

If the auditor or a former auditor of the Corporation is notified or becomes aware of an error or misstatement in a financial statement on which the auditor or former auditor has reported, and if in the auditor’s or former auditor’s opinion the error or misstatement is material, the auditor or former auditor shall inform each director accordingly

When the Audit Committee or the Board is made aware of an error or misstatement in a financial statement the Board shall prepare and issue revised financial statements or otherwise inform the unit holders and file such revised financial statements as required.

Limitation on Audit Committee Members’ Duties

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.